
Mail Stop 3233

March 24, 2016

Via E-mail
Allen R. Hartman
President
Hartman VREIT XXI, Inc.
2909 Hillcroft, Suite 420
Houston, Texas 77057

> **Re:** **Hartman VREIT XXI, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed March 18, 2016**
> **File No. 333-207711**

Dear Mr. Hartman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2016 letter.

Prior Performance Summary, page 106

1.   You state on page 108 that Hartman Development Fund LLC received 337,838 shares of Class B 8% cumulative preferred stock (the "Class B Shares"), which were valued at $11.84 per share, from Hartman Short Term Income Properties XIX, Inc. as merger consideration and, on page A-7, you state these shares were valued at $4,000,000. We also note your response that refers to merger consideration consisting of a $4,000,000 cash payment and the issuance of the Class B shares. Footnote (1) to Table III on page A-6 indicates that the estimated value per share of $8.45 as of December 31, 2013 is based on the value of merger consideration received by the former Hartman Development Fund investors. Please revise for consistency or advise.

Prior Performance Tables, A-1

2.   We note your response to prior comment 2. However, we continue to believe that only programs that have completed operations and no longer hold properties should be included in Table IV. As the investors in Hartman Development Fund did not experience a liquidity event, please tell us why you believe such disclosure regarding Hartman Development Fund is appropriate.

        Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Special Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Rosemarie Thurston, Esq.
        Alston & Bird